UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2013
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for
April 2013 Up 5.7% Year over Year

Mexico City, May 6, 2013 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancún Airport and eight others in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico, today announced that total passenger traffic for April 2013 increased by 5.7% when compared to April 2012.

This announcement reflects comparisons between April 1 through April 30, 2013 and 2012. Transit and general aviation passengers are excluded. During 2012 Holy Week fell in April while in 2013 it fell in March.

Domestic
Airport	April 2012	April 2013	% Change
Cancún	387,112	377,926	(2.4)
Cozumel	7,795	6,659	(14.6)
Huatulco	35,540	30,339	(14.6)
Mérida	92,060	93,570	1.6
Minatitlán	9,118	12,004	31.7
Oaxaca	33,109	34,584	4.5
Tapachula	11,461	11,437	(0.2)
Veracruz	62,517	75,451	20.7
Villahermosa	69,579	78,320	12.6
Total Domestic	708,291	720,290	1.7

International
Airport	April 2012	April 2013	% Change
Cancún	905,693	990,958	9.4
Cozumel	37,601	34,851	(7.3)
Huatulco	7,432	8,829	18.8
Mérida	7,280	9,020	23.9
Minatitlán	643	681	5.9
Oaxaca	4,240	4,299	1.4
Tapachula	699	714	2.1
Veracruz	8,476	7,199	(15.1)
Villahermosa	4,358	4,142	(5.0)
Total International	976,422	1,060,693	8.6

ASUR Page 1 of 2

Total
Airport	April 2012	April 2013	% Change
Cancún	1,292,805	1,368,884	5.9
Cozumel	45,396	41,510	(8.6)
Huatulco	42,972	39,168	(8.9)
Mérida	99,340	102,590	3.3
Minatitlán	9,761	12,685	30.0
Oaxaca	37,349	38,883	4.1
Tapachula	12,160	12,151	(0.1)
Veracruz	70,993	82,650	16.4
Villahermosa	73,937	82,462	11.5
ASUR Total	1,684,713	1,780,983	5.7

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport of Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

 - END -

ASUR Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: May 6, 2013